UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)

AND

AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Le Gaga Holdings Limited

(Name of Issuer)

Ordinary shares, par value $0.01 per share

(Title of Class of Securities)

521168104

(CUSIP Number)

One California Street

28th Floor

San Francisco, CA 94111

(415) 765-7100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 2, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 521168104

1.	Names of Reporting Persons Pacven Walden Ventures VI, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO – See Item 3

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person PN

CUSIP No. 521168104

1.	Names of Reporting Persons Pacven Walden Ventures Parallel VI, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO – See Item 3

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person PN

CUSIP No. 521168104

1.	Names of Reporting Persons Pacven Walden Management VI Co. Ltd.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO – See Item 3

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person OO

CUSIP No. 521168104

1.	Names of Reporting Persons Lip-Bu Tan

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO — See Item 3

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person IN

CUSIP No. 521168104

1.	Names of Reporting Persons Andrew Kau

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO — See Item 3

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person IN

CUSIP No. 521168104

1.	Names of Reporting Persons Brian Chiang

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO — See Item 3

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person IN

CUSIP No. 521168104

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Schedule 13D/A”) amends and supplements the Schedule 13D previously filed by the undersigned with the Securities and Exchange Commission on August 12, 2014 (the “Original Schedule 13D”).

All capitalized terms not otherwise defined herein shall have the meaning ascribed to the terms in the Original Schedule 13D.  The Original Schedule 13D is hereby amended and supplemented as follows and, except as expressly amended below, the Original Schedule 13D remains in full force and effect.

Item 4                                                            Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

On October 22, 2014 at 10:00 a.m. (Hong Kong time), an extraordinary general meeting (“EGM”) of the Issuer was held at the Issuer’s offices in Hong Kong. At the EGM, the Issuer’s shareholders voted to approve the Merger Agreement.

On December 2, 2014, the Issuer filed the plan of merger with the Cayman Islands Registrar of Companies, which was registered by the Cayman Islands Registrar of Companies on December 2, 2014, pursuant to which the Merger became effective on December 2, 2014. As a result of the Merger, the Issuer ceased to be a publicly traded company and became wholly beneficially owned by the shareholders of Harvest Holdings Limited, the sole shareholder of Parent.

At the effective time of the Merger, each Share and ADS issued and outstanding immediately prior to the effective time of the Merger, other than the Shares (including those represented by ADSs) beneficially owned by the Rollover Shareholders (collectively, the “Excluded Shares”), was cancelled in exchange for the right to receive $0.0812 in cash without interest per Share and $4.06 in cash without interest (less $0.05 per ADS cancellation fees pursuant to the terms of the deposit agreement, dated as of November 3, 2010, by and among the Issuer, Citibank, N.A., as depositary, and the holders and beneficial owners of ADSs issued thereunder) per ADS, in each case, net of any applicable withholding taxes. There were no dissenting shares in the Merger as the Issuer did not receive any notice of objection from any shareholder prior to the vote to approve the Merger, which is required for exercising any dissenter rights. The Rollover Shares were cancelled for no cash consideration.

In addition, at the effective time of the Merger, each outstanding vested and unexercised option to purchase Shares or ADSs granted under the Issuer’s 2009 Share Incentive Plan and the Issuer’s 2010 Share Incentive Plan (the “Company Incentive Plans”) was cancelled and converted into the right to receive, at or promptly after the effective time of the Merger, a cash amount equal to the number of Shares or ADSs underlying such option immediately prior to the effective time of the Merger multiplied by the amount by which $0.0812 (in the case of an option to purchase Shares) or $4.06 (in the case of an option to purchase ADSs) exceeded the exercise price per Share or ADS of such vested option. At the effective time of the Merger, each outstanding unvested option to purchase Shares or ADSs granted under the Company Incentive Plans was cancelled for no consideration.

Upon the consummation of the Merger, the Issuer became a wholly-owned subsidiary of Parent and the separate corporate existence of Merger Sub ceased. As a result of the Merger, the ADSs ceased to trade on the NASDAQ Global Select Market (“NASDAQ”) beginning on December 2, 2014 and became eligible for delisting from NASDAQ and termination of registration pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) of the Exchange Act.

Item 5                                                            Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a)-(b)              As of the date of this statement, the Reporting Persons do not beneficially own any Shares or have any voting power or dispositive power over any Shares.

(c)                                  Except for the transactions described in Item 4, none of the Reporting Persons has effected any transactions in the Shares during the past 60 days.

(d)                                 Not applicable.

(e)                                  The Reporting Persons ceased to beneficially own more than 5% of the Shares on December 2, 2014.

CUSIP No. 521168104

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2014

PACVEN WALDEN VENTURES VI, L.P.			PACVEN WALDEN MANAGEMENT VI CO. LTD.

BY:	PACVEN WALDEN MANAGEMENT VI CO. LTD.

ITS:	GENERAL PARTNER	By:	/s/ Lip-Bu Tan
Lip-Bu Tan, Director
By:	/s/ Lip-Bu Tan
Lip-Bu Tan, Director
/s/ Lip-Bu Tan
Lip-Bu Tan

PACVEN WALDEN VENTURES PARALLEL VI, L.P.			/s/ Andrew Kau
Andrew Kau
BY:	PACVEN WALDEN MANAGEMENT VI CO. LTD.

ITS:	GENERAL PARTNER

By:	/s/ Lip-Bu Tan		/s/ Brian Chiang
	Lip-Bu Tan, Director		Brian Chiang